

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2023

Ken Bland
Director
WellTek Incorporated
485c US Highway 1 South
Suite 350 #1020
Iselin, NJ 08830

   Re: WellTek Incorporated
     Offering Statement on Form 1-A
     Post-Qualification Amendment No. 2
     Filed May 25, 2023
     File No. 024-12143

Dear Ken Bland:

  We have reviewed your amendment and have the following comment.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-Qualification Amendment No. 2

Index to Financial Statements, page 19

1. Please revise to include all the financial statements listed in the Index to Financial Statements. In this regard, we note that the filing omits the consolidated balance sheet and certain other financial statements.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Rucha Pandit at (202) 551-6022 or Donald Field at (202) 551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jackson L. Morris